Tikcro Technologies Announces Management Changes

                     Aviv Boim Named Chief Executive Officer

Tel Aviv,  Israel,  December 17, 2007 -- Tikcro  Technologies Ltd.
(OTC BB: TIKRF) today announced that Aviv Boim has been appointed the Company's Chief Executive Officer. Mr. Boim replaces Izhak Tamir, who is stepping down in order to devote more time to his responsibilities as President of Orckit Communications Ltd. (Nasdaq: ORCT) and CEO of Corrigent Systems, Orckit's principal subsidiary. Mr. Tamir will continue as Tikcro's Chairman of the Board of Directors.


Mr. Boim joins Tikcro from Orckit Communications Ltd., where he held the position of Chief Financial Officer for nearly ten years. Prior to joining Orckit, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

Izhak Tamir, Chairman of Tikcro said, "I would like to congratulate Aviv on his appointment to the position of CEO. Having worked closely with him since 1998, I believe his experience with corporate activities and knowledge of capital markets makes him ideally suited to assume this role with Tikcro. I am confident that he will be able to lead the Company as we continue working to maximize shareholder value and explore strategic alternatives that are in the best interests of Tikcro's shareholders."

About Tikcro Technologies:

Tikcro Technologies Ltd. sold all of its operating assets to STMicroelectronics in April 2003. Prior to this sale, Tikcro developed standard integrated circuits for broadband communications applications. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro's website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.